CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2016

Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited condensed consolidated interim financial statements for the nine months ended August 31, 2016. These financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Expressed in Canadian Dollars)

As at:	August 31, 2016	November 30, 2015

ASSETS
Current assets
Cash and cash equivalents (Note 6)	$ 615,225	$ 2,136,244
Taxes receivable	99,002	83,636
Other receivables	4,376	10,453
Inventory (Notes 8 and 9)	620,132	-
Prepaid expenses and deposits (Note 18)	62,515	68,457
	1,401,250	2,298,790

Non-current assets
Long term deposits (Note 18)	61,000	61,000
Property and equipment (Note 12)	23,246	50,281
Mineral interest (Note 10)	610,058	587,564
Exploration and evaluation assets (Note 11)	9,472,448	9,472,448
Goodwill	439,637	439,637
	10,606,389	10,610,930
TOTAL ASSETS	$ 12,007,639	$ 12,909,720

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 18)	$ 939,378	$ 1,204,261
Due to related parties (Note 18)	170,942	22,058
Current portion of term debt (Note 14)	-	4,386,025
	1,110,320	5,612,344
Non-current liabilities
Long-term debt (Note 14)	4,260,274	-
Asset retirement obligation (Note 15)	196,460	151,008
Deferred income tax liability	3,376,710	3,376,710
Total liabilities	8,943,764	9,140,062

Shareholders' equity
Share capital (Note 16)	33,437,944	32,404,635
Other equity reserve (Note 16)	2,681,442	2,664,502
Deficit	(35,454,494)	(33,712,303)
Equity attributed to shareholders of the Company	664,892	1,356,834
Non-controlling interest (Note 7)	2,398,983	2,412,824
Total shareholders' equity	3,063,875	3,769,658
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,007,639	$ 12,909,720

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS ON OCTOBER 28, 2016:

“Simon Ridgway”	, Director	“David Cass”	, Director
Simon Ridgway		David Cass

See accompanying notes to the condensed consolidated interim financial statements

1

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended August 31,		Nine months ended August 31,
	2016	2015	2016	2015
EXPLORATION EXPENDITURES (Note 13)	$ 644,560	$ 989,892	$ 1,321,432	$ 3,224,694

GENERAL AND ADMINISTRATIVE EXPENSES
Accounting and legal	14,835	10,224	106,209	129,292
Amortization	21,933	3,638	28,512	12,958
Consulting fees	-	-	-	12,538
Finance expense (Note 14)	192,881	228,220	777,432	421,556
Interest and bank charges	1,020	1,583	3,664	4,318
Management fees (Note 18)	25,500	25,500	56,500	76,500
Office and miscellaneous (Note 18)	11,542	17,380	50,472	58,733
Regulatory and stock exchange fees (Note 18)	1,587	2,254	17,319	19,642
Rent and utilities (Note 18)	17,943	21,172	58,124	52,480
Salaries and benefits (Note 18)	43,356	78,647	171,520	219,968
Shareholder communication (Note 18)	7,381	56,908	45,558	111,373
Share-based payments (Note 17)	-	605	-	4,680
Travel and accommodation (Note 18)	4,402	15,780	34,655	83,682
	342,380	461,911	1,349,965	1,207,720

Loss before other items	(986,940)	(1,451,803)	(2,671,397)	(4,432,414)

OTHER ITEMS
Interest and other income	1,355	1,072	4,458	2,009
Gain on disposal of equipment	2,813	-	2,813	-
Gain on inventory contributed by non-controlling interest (Note 8)	478,656	-	478,656	-
Foreign exchange gain (loss)	(6,944)	(315,578)	119,128	(278,023)
Asset retirement obligation accretion (Note 15)	(2,346)	-	(6,203)	-
Recovery of accounts payables and accrued liabilities	-	-	316,513	-
Loss and comprehensive loss from continuing operations	(513,406)	(1,766,309)	(1,756,032)	(4,708,428)
Income on discontinued operation (Note 19)	-	59,041	-	81,103
Loss and comprehensive loss	$ (513,406)	$ (1,707,268)	$ (1,756,032)	$ (4,627,325)
Loss and comprehensive loss attributed to:
Equity shareholders of the Company	$ (503,092)	$ (1,706,899)	$ (1,742,191)	$ (4,621,582)
Non-controlling interest	(10,314)	(369)	(13,841)	(5,743)
	$ (513,406)	$ (1,707,268)	$ (1,756,032)	$ (4,627,325)
Loss per share, basic and diluted	($0.00)	($0.02)	($0.01)	($0.06)
Loss per share from continuing operations
- basic and diluted	($0.00)	($0.02)	($0.01)	($0.06)
Weighted average number of shares outstanding, basic and diluted	126,462,754	97,236,380	119,369,290	83,979,639

See accompanying notes to the condensed consolidated interim financial statements

2

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Deficit	Non-controlling interest	Total
Balance, November 30, 2014	76,870,000	$ 26,274,705	$ 2,468,647	$ (26,629,124)	$ -	$ 2,114,228
Loss for the period	-	-	-	(4,621,582)	-	(4,621,582)
Shares issued for private placements	20,000,000	4,000,000	-	-	-	4,000,000
Shares issued for loan fee	1,018,554	218,989	-	-	-	218,989
Share issuance costs	-	(194,108)	-	-	-	(194,108)
Acquired in a business combination	-	-	-	-	2,136,514	2,136,514
Net loss attributed to non-controlling interest	-	-	-	-	(5,743)	(5,743)
Share-based payments	-	-	4,680	-	-	4,680
Balance, August 31, 2015	97,888,554	30,299,586	2,473,327	(31,250,706)	2,130,771	3,652,978
Loss for the period	-	-	-	(2,461,597)	-	(2,461,597)
Shares issued for private placements	18,672,000	2,147,280	186,720	-	-	2,334,000
Share issuance costs	-	(42,231)	-	-	-	(42,231)
Acquired in a business combination	-	-	-	-	280,006	280,006
Net income attributed to non-controlling interest	-	-	-	-	2,047	2,047
Share-based payments	-	-	4,455	-	-	4,455
Balance, November 30, 2015	116,560,554	32,404,635	2,664,502	(33,712,303)	2,412,824	3,769,658
Loss for the period	-	-	-	(1,742,191)	-	(1,742,191)
Shares issued for private placements	10,702,832	676,434	19,250	-	-	695,684
Shares issued for loan fee	2,740,340	274,034	-	-	-	274,034
Shares issued for warrant exercises	1,232,000	87,780	-	-	-	87,780
Transfer of other equity reserve on exercise of warrants	-	2,310	(2,310)	-	-	-
Share issuance costs (Note 16)	-	(7,249)	-	-	-	(7,249)
Net loss attributed to non-controlling interest	-	-	-	-	(13,841)	(13,841)
Balance, August 31, 2016	131,235,726	$ 33,437,944	$ 2,681,442	$ (35,454,494)	$ 2,398,983	$ 3,063,875

See accompanying notes to the condensed consolidated interim financial statement

3

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended August 31,		Nine months ended August 31,
	2016	2015	2016	2015
OPERATING ACTIVITIES
Net loss for the period	$ (513,406)	$ (1,707,268)	$ (1,756,032)	$ (4,627,325)
Items not involving cash:
Amortization	21,933	4,382	28,512	15,219
Accretion of asset retirement obligation	2,346	-	6,203	-
Finance expense	55,585	84,159	223,903	140,265
Share-based payments	-	605	-	4,680
Unrealized foreign exchange loss (gain)	(885)	252,050	(77,595)	252,050
Gain on disposal of equipment	(2,813)	-	(2,813)	-
Gain on inventory contributed by non-controlling interest	(478,656)	-	(478,656)	-
Recovery of accounts payable and accrued liabilities	-	-	(316,513)	-
Write off exploration and evaluation asset costs	-	-	-	89,456
	(915,896)	(1,366,072)	(2,372,991)	(4,125,655)
Changes in non-cash working capital items:
Due from related parties	8,955	(909)	-	(2,644)
Taxes receivable	(22,244)	477	(15,366)	(9,108)
Prepaid expenses and deposits	13,777	49,815	5,942	18,211
Other receivables	(1,638)	3,730	6,077	4,006
Inventory	(141,476)	-	(141,476)	-
Due to related parties	68,968	4,645	148,884	10,815
Accounts payable and accrued liabilities	423,905	(594,390)	51,630	(92,656)
Net cash used in operating activities	(565,649)	(1,902,704)	(2,317,300)	(4,197,031)
FINANCING ACTIVITIES
Proceeds from debt	-	-	-	6,231,500
Debt transaction costs	(2,470)	-	(2,470)	(285,960)
Repayment of debt	-	(1,855,500)	-	(1,855,500)
Proceeds from issuance of capital stock	533,214	1,206,500	783,464	4,000,000
Share issuance costs	(4,648)	(194,108)	(7,249)	(194,108)
Share subscriptions received	(150,150)	-	-	-
Net cash provided by financing	375,946	(843,108)	773,745	7,895,932
INVESTING ACTIVITIES
Purchase of property and equipment	-	-	-	(652)
Proceeds from disposal of equipment	22,536	-	22,536	-
Proceeds from sale of mineral property royalty rights	-	-	-	1,227,552
Cash acquired on acquisition of subsidiary	-	-	-	246,645
Purchase of JPQ (Note 8)	-	-	-	(4,985,200)
Exploration and evaluation asset acquisition costs	-	-	-	(122,747)
Net cash provided by (used in) investing activities	22,536	-	22,536	(3,634,402)
Increase (decrease) in cash	(167,167)	(2,745,812)	(1,521,019)	64,499
Cash, beginning of period	782,392	3,450,075	2,136,244	639,764
Cash, end of period	$ 615,225	$ 704,263	$ 615,225	$ 704,263

Supplemental disclosure with respect to cash flows – Note 23

4

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Focus Ventures Ltd. (the “Company”) was incorporated in British Columbia and its common shares are publicly traded on the TSX Venture Exchange (“TSX-V”).

The Company is domiciled in Vancouver, Canada and is engaged in the acquisition and exploration of mineral properties located primarily in Peru. The address of the Company’s corporate office is #650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the significant accounting policies disclosed in note 3 of the audited consolidated financial statements for the year ended November 30, 2015. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

Basis of Measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis.

The condensed consolidated interim financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s and all of its subsidiaries functional currency.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in Note 5.

Nature of Operations and Ability to Continue as a Going Concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from the carrying values shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At August 31, 2016, the Company had not yet achieved profitable operations, has accumulated losses of $35,454,494 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern. The Company will periodically have to raise additional financing in order to conduct its planned work programs on mineral properties and meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

5

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

2.

BASIS OF PREPARATION – cont’d

Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity in which the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s principal subsidiaries at August 31, 2016 are as follows:

Name	Place of incorporation	Ownership %	Principal activity
Minera Focus, S.A.C.	Peru	100%	Exploration company
Agrifos Peru S.A.C.	Peru	100%	Exploration company
Focus (Cayman) Inc.	Cayman Islands	100%	Holding company
Agrifos International (Cayman) Inc.	Cayman Islands	100%	Holding company
Juan Paulo Quay S.A.C.	Peru	70%	Exploration and mining company

3.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

Effective December 1, 2015, the Company adopted the following new and revised International Financial Reporting Standard (“IFRS”) that were issued by the International Accounting Standards Board (“IASB”):

IFRS 7 Financial Instrument: Disclosure

Applies to additional disclosures required on transition from IAS 39 to IFRS 9. The effective date of IFRS 7 is January 1, 2015. This new standard had no material impact on these condensed consolidated interim financial statements.

4.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard.

6

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

4.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE – cont’d

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods starting on or after January 1, 2018, with earlier application permitted. The Company is in the process of evaluating the impact of the new standard.

IFRS 16 Leases

On January 13, 2016, the IASB issued IFRS 16 Leases of which requires lessees to recognize assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 Leases. The new standard will be effective for annual periods beginning on or after January 1, 2019. Early application is permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16. The Company is in the process of evaluating the impact of the new standard.

Amendments to IAS 1, Presentation of Financial Statements

On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company is in the process of evaluating the impact of the new standard.

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas of judgment and estimates applied in the preparation of the condensed consolidated interim financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

b)

The carrying value of the investment in acquisition costs relates to exploration and evaluation assets and the recoverability of the carrying value. The Company’s accounting policy for acquisition costs relating to the exploration and evaluation asset requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after acquisition costs relating to exploration and evaluation assets is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available.

7

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS – cont’d

c)

Inventory valuation requires judgment to determine obsolescence and estimates of provisions for obsolescence to ensure that the carrying value of inventory is not in excess of net realizable value.

d)

Amortization of intangible assets requires judgment in determining the useful life of the assets and estimates as to the residual value at the end of their useful lives and determination of the appropriate amortization rates.

e)

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates.  Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

f)

Judgment is required in the determination that the Company will continue as a going concern for the next year (Note 2).

g)

The Company may be subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business and on dispositions of mineral property or interests therein, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events, and interpretation of tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

6.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. The Company does not hold any deposits with maturities of greater than one year from the date of acquisition or subject to penalties for early redemption. Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.  Pursuant to a loan agreement covenant (Note 14), the Company is required to maintain a minimum cash or cash equivalent balance of $500,000 throughout the term of the loan.

8

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

7.

NON-CONTROLLING INTEREST

There are material non-controlling interests (“NCI”) in Juan Paulo Quay S.A.C. (“JPQ”), a 70% owned subsidiary of the Company acquired on March 26, 2015.

Summarized financial information in relation to JPQ, before intra-group eliminations, is presented below together with amounts attributed to NCI:

Nine months ended August 31,
	2016	2015
Exploration expenses	$ 46,138	$ 19,143
Loss	$ 46,138	$ 19,143
Loss and comprehensive income allocated to NCI	$ 13,841	$ 5,743

Dividends paid to NCI	$ -	$ -

Cash flows from operating activities	$ (187,614)	$ (19,143)
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Net cash outflows	$ (187,614)	$ (19,143)

As at	August 31, 2016	November 30, 2015
Current assets	$ 845,042	$ 260,765
Non-current assets	10,773,191	11,351,124
	11,618,233	11,611,889

Current liabilities	(48,452)	(41,423)
Non-current liabilities	(3,573,170)	(3,527,718)
	(3,621,622)	(3,569,141)

Net assets	$ 7,996,611	$ 8,042,748

Accumulated non-controlling interests	$ 2,398,983	$ 2,412,824

9

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

8.

JPQ AGREEMENT

On March 26, 2015, the Company’s Peruvian subsidiary, Agrifos Peru S.A.C. (“Agrifos Peru”) completed a purchase agreement with the shareholders (the “Vendors”) of JPQ, titleholder of the Bayovar 12 phosphate mining concession (the “Bayovar 12 Project”) located in northern Peru, whereby the Company paid to the Vendors $4,985,200 (US$4,000,000) in cash to purchase an outright 70% interest in shares of JPQ (the “Bayovar Interest”), and thereby cancelling a previously granted option agreement to earn such interest.

Additional terms to the purchase agreement are as follows:

i)

the Company has committed to spending a minimum of US$14.0 million in development of the Bayovar 12 Project, with no time limit for making such expenditure and without dilution to the Vendor’s remaining 30% interest;

ii)

if after spending US$14.0 million further funding is needed to determine the viability of a phosphate operation, the Company must incur additional development expenditures of up to US$4.0 million of which 30% will be treated as a loan to the Vendors;

iii)

the Company must complete a prefeasibility study by December 31, 2015 or else obtain a one-year extension by paying a US$500,000 penalty payment to the Vendors by January 15, 2016.  The prefeasibility study was submitted during the current period, prior to December 31, 2015;

iv)

the Vendors will maintain responsibility for gypsum operations on the concession until the delivery of the prefeasibility study (completed during the current period), and the transfer from JPQ of the Vendors’ port activities and assets and all related licenses and permissions (completed during the current period);

v)

port and loading services for the future export of phosphate rock will be provided by the Vendors at commercial rates at the Vendors’ port terminal located 40 kilometres west of the Bayovar 12 Project; and

vi)

the Company has a right of first refusal for the purchase of the Vendors’ 30% interest in JPQ.

In addition to the terms above, until the conditions in iv) (the “Conditions”) were met, certain decisions by the JPQ Board of Directors required unanimous agreement by the Company and the Vendors, and the Vendors acted as principals whereby they were responsible for the management of the gypsum operation which included receiving the benefits of any net proceeds from operations while also being responsible for any net loss from operations and any associated liabilities.  The Conditions were met during the period ended August 31, 2016.

These condensed consolidated interim financial statements include JPQ’s results from December 1, 2015 to August 31, 2016, excluding certain assets, revenue and expenses related to gypsum operations that were the responsibility of the Vendor up to the time the Conditions were met. The net loss in the condensed consolidated interim financial statements of loss and comprehensive loss for the period ended August 31, 2016 includes $46,138 from JPQ’ operating results, of which $13,841 was attributable to the Vendors, who are JPQ’s minority shareholders. A previously excluded asset included 54,833 tonnes of gypsum inventory with a cost of $478,656. This inventory was produced prior to the Conditions being met and was intended to be for the sole benefit of the Vendors. During the period ended August 31, 2016, this inventory was no longer excluded and as a result, the Company recorded an inventory asset of $478,656 with a corresponding gain charged to operations.

10

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

9.

INVENTORY

The Company produces gypsum on its Bayovar 12 Project in compliance with the requirements of the Peru mining authority for keeping the Bayovar 12 concession in good standing, with annual minimum production set at 80,000 tonnes.

During the period ended August 31, 2016 and from the time the Conditions of the JPQ agreement were met (Note 8), the Company produced 26,830 tonnes of gypsum at a cost of $141,476. The Company has also recorded gypsum inventory of 54,833 tonnes with a cost of $478,656 during the period ended August 31, 2016 that was originally intended to be for the sole benefit of the JPQ Vendors (Note 8). As of August 31, 2016, the Company held 81,663 tonnes of gypsum inventory.

	August 31, 2016	December 31, 2015
Gypsum inventory	$ 620,132	$ -

Product inventory is valued at the lower of average production cost and estimated net realizable value. Costs include all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs.

10.

MINERAL INTEREST

During the 2015 fiscal year, the Company capitalized a cost of $555,706 for its gypsum mineral interest acquired through the business combination with JPQ.  As at August 31, 2016, there has been no impairment charge recorded against the asset.

Peru
Bayovar
Balance, December 1, 2014	$ -
Mineral interest acquired through business combination	555,706
Asset retirement obligation adjustment	31,858
Balance, November 30, 2015	587,564
Asset retirement obligation adjustment	42,199
Amortization for the period	(19,705)
Balance, August 31, 2016	$ 610,058

11

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

11.

EXPLORATION AND EVALUATION ASSETS

The Company has capitalized the following acquisition costs on its mineral properties as at August 31, 2016:

	Peru
	Bayovar	Aurora	Other	Total
Balance, November 30, 2014	$ 1,092,984	$ 359,092	$ 89,456	$ 1,541,532
Acquisition costs - cash	-	122,747	-	122,747
Exploration and evaluation asset acquired through business combination	9,607,016	-	-	9,607,016
Write-off of exploration and evaluation assets	-	(481,839)	(89,456)	(571,295)
Recovery of exploration and evaluation assets costs	(1,227,552)	-	-	(1,227,552)
Balance, November 30, 2015	9,472,448	-	-	9,472,448
Balance, August 31, 2016	$ 9,472,448	$ -	$ -	$ 9,472,448

Details of the Company’s mineral property interests are disclosed in full in the consolidated financial statements for the year ended November 30, 2015. Significant exploration and evaluation asset transactions that have occurred since November 30, 2015 are as follows:

Bayovar 12 Project Royalty

In April 2015, the Company sold to Radius Gold Inc. (“Radius”) a royalty equal to 2% of the Company’s 70% interest in future phosphate production from the Bayovar 12 Project.  Under the terms of the sale agreement, the Company had the right until April 15, 2016 to buy back one-half of the royalty for US$1.0 million.  This right expired unexercised during the period ended August 31, 2016.

12

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

12.

PROPERTY AND EQUIPMENT

	Vehicles	Computer equipment	Furniture and equipment	Leasehold improvements	Total
Cost
Balance, November 30, 2014	$ 60,062	$ 33,951	$ 37,052	$ 19,060	$ 150,125
Additions	-	-	1,374	-	1,374
Disposals	-	-	(10,645)	-	(10,645)
Balance, November 30, 2015	60,062	33,951	27,781	19,060	140,854
Disposals	(28,181)	-	-	-	(28,181)
Balance, August 31, 2016	$ 31,881	$ 33,951	$ 27,781	$ 19,060	$ 112,673

Accumulated amortization
Balance, November 30, 2014	$ 30,149	$ 27,210	$ 10,326	$ 6,840	$ 74,525
Charge for period for continuing operations	9,558	1,389	4,652	2,460	18,059
Charge for period for discontinued operations	-	2,293	2,364	-	4,657
Recaptured	(1,305)	(129)	(5,234)	-	(6,668)
Balance, November 30, 2015	38,402	30,763	12,108	9,300	90,573
Charge for period for continuing operations	3,432	718	2,812	1,845	8,807
Recaptured	(9,953)	-	-	-	(9,953)
Balance, August 31, 2016	$ 31,881	$ 31,481	$ 14,920	$ 11,145	$ 89,427

Carrying amounts
At November 30, 2015	$ 21,660	$ 3,188	$ 15,673	$ 9,760	$ 50,281
At August 31, 2016	$ -	$ 2,470	$ 12,861	$ 7,915	$ 23,246

13

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

13.

EXPLORATION EXPENDITURES

During the period ended August 31, 2016, the Company incurred the following exploration expenditures which were expensed as incurred:

	Peru
	Bayovar	General	Total
Assaying	$ 4,077	$ -	$ 4,077
Geological and other consulting	641,675	493	642,168
Geological expenses	1,910	-	1,910
Legal and accounting	2,976	487	3,463
Licenses, rights and taxes	207,188	-	207,188
Office and administration	117,594	1,496	119,090
Salaries	247,749	-	247,749
Travel	80,777	1,789	82,566
Value added tax	12,828	393	13,221
Exploration expenditures	$ 1,316,774	$ 4,658	$ 1,321,432

During the period ended August 31, 2015, the Company incurred the following exploration expenditures which were expensed as incurred:

	Peru
	Bayovar	Aurora	General	Total
Assaying	$ 167,246	$ -	$ -	$ 167,246
Community relations	-	4,450	-	4,450
Drilling	455,000	-	-	455,000
Geological and other consulting	1,240,373	27,501	3,247	1,271,121
Geological expenses	31,553	868	1,687	34,108
Legal and accounting	43,353	33,756	97	77,206
Licenses, rights and taxes	171,812	15,098	-	186,910
Office and administration	120,956	4,235	3,453	128,644
Salaries	445,437	25,169	7,623	478,229
Travel	139,104	23,576	6,855	169,535
Value added tax	150,702	9,065	3,022	162,789
	2,965,536	143,718	25,984	3,135,238
Write-down of exploration and evaluation assets	-	-	89,456	89,456
Exploration expenditures	$ 2,965,536	$ 143,718	$ 115,440	$ 3,224,694

14

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

14.

LONG-TERM DEBT

Sprott Loan

On March 24, 2015, the Company borrowed $6,231,500 (US$5.0 million) (the “Sprott Loan”) from lenders led by Sprott Resource Lending Partnership.  $4,985,200 (US$4.0 million) of the loan funds were used to purchase an interest in the Bayovar 12 Project (Note 8).

On July 14, 2016, the maturity date of the Sprott Loan was extended three years, from September 30, 2016 to September 30, 2019. In consideration for the loan extension, the Company issued to the lenders 2,740,340 common shares of the Company with a value of $274,034. In addition, upon each anniversary date of the extended term, the Company is to make an anniversary fee payment of 6% of the principal amount of the loan outstanding, in cash or shares at the election of the Company.

Key terms of the loan are as follows:

i)

the loan has an interest rate of 12% per annum and a maturity date of September 30, 2019;

ii)

security on the loan is provided by a first charge on all assets of the Company’s two Cayman subsidiaries, and its Peru subsidiary, Agrifos Peru S.A.C., which holds the 70% interest in JPQ;

iii)

the loan may be repaid prior to maturity, in full or in part, at the option of the Company;

iv)

the Company is required to maintain a minimum cash balance of $500,000 and minimum working capital of $250,000 during the term of the loan. For the purpose of the minimum working capital requirement, the outstanding loan amount is excluded from the calculation;

v)

make a March 24, 2016 anniversary fee payment of US$105,000 in cash or shares (paid $136,101 in cash on March 24, 2016); and

vi)

make anniversary fee payments of 6% of the outstanding principal amount in cash or shares on each of September 30, 2017 and September 30, 2018.

The July 14, 2016 modification to the loan agreement was determined to be not substantially different to the original terms and thus accounted for as a modification to an existing liability in accordance with IAS 39 Financial Instruments: Recognition and Measurement.  As a result, transactions costs of $276,504, of which $274,034 was the value of 2,740,340 common shares of the Company issued to the lenders, have been capitalized against the loan amount and are being amortized to the consolidated statements of loss and comprehensive loss over the term of the loan.

Amount
Balance, November 30, 2014	$ -
Fair value of Sprott Loan at date of issue	6,231,500
Transaction costs - cash	(285,960)
Transaction costs - shares issued	(218,989)
Accretion of transaction costs	224,424
Foreign exchange adjustment	290,550
6,241,525
Less repayment	(1,855,500)
Balance, November 30, 2015	4,386,025
Transaction costs - cash	(2,470)
Transaction costs - shares issued	(274,034)
Accretion of transaction costs	223,903
Foreign exchange adjustment	(73,150)
Balance, August 31, 2016	$ 4,260,274

15

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

14.

LONG-TERM DEBT – cont’d

During the period ended August 31, 2016, a total of $417,428 was paid in interest and as of August 31, 2016, there is no accrued interest on the loan facility. The outstanding principal balance as of August 31, 2016 is $4,593,400 (US$3,500,000).

15.

ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to the restoration and rehabilitation of JPQ’s gypsum mining operations. Although the ultimate amount of the asset retirement provision is uncertain, the fair value of this obligation is based on information currently available, including closure plans and the Company’s interpretation of current regulatory requirements.

The asset retirement obligation represents the present value of the restoration and rehabilitation costs relating to mining activities that have occurred to date.  Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks. The rehabilitation expenditure is expected to be incurred in various stages up to 2025.

	August 31, 2016	November 30, 2015
Balance, beginning of period	$ 151,008	$ -
Provision acquired from JPQ	-	112,477
Change in liability estimate	42,199	31,858
Accretion of interest	6,203	4,569
Foreign exchange adjustment	(2,950)	2,104
Balance, end of period	$ 196,460	$ 151,008

16

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

16.

SHARE CAPITAL AND RESERVES

(a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

During the period ended August 31, 2016, the following share capital activity occurred:

i)

On April 5, 2016, the Company closed a private placement of 3,850,000 units at $0.065 per unit for gross proceeds of $250,250. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.065. Share issuance costs associated with this financing totalled $2,601. On the date of closing for this private placement, the Company’s share price was less than the unit purchase price, the difference being a residual value allocated to the warrants. As a result, $231,000 of the gross proceeds was recorded to share capital and $19,250 to other equity reserve.

ii)

On June 22, 2016, the Company closed the first tranche of a private placement of 2,310,000 units at $0.065 per unit for gross proceeds of $150,150. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.075. Share issuance costs associated with this financing totalled $1,501.

iii)

On July 7, 2016, the Company closed the second tranche of a private placement of 4,542,832 units at $0.065 per unit for gross proceeds of $295,284. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.075. Share issuance costs associated with this financing totalled $3,147.

iv)

On July 19, 2016, the Company issued 2,740,340 common shares with a deemed value of $274,034 as a financing fee (Note 14).

v)

A total of 1,232,000 share purchase warrants were exercised for gross proceeds of $87,780. The Company reallocated the fair value of these share purchase warrants previously recorded in the amount of $2,310 from other equity reserve to share capital

(b)

Share Purchase Warrants

The following is a summary of changes in warrants from November 30, 2014 to August 31, 2016:

	Number of warrants	Weighted average exercise price
Balance, November 30, 2014	2,927,741	$0.27
Issued	38,672,000	$0.21
Expired	(190,241)	$0.265
Balance, November 30, 2015	41,409,500	$0.21
Issued	10,702,832	$0.07
Exercised	(1,232,000)	$0.07
Expired	(2,737,500)	$0.265
Balance, August 31, 2016	48,142,832	$0.18

17

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

16.

SHARE CAPITAL AND RESERVES – cont’d

(b)

Share Purchase Warrants – cont’d

As at August 31, 2016, the following warrants were outstanding:

Expiry date	Number of warrants	Exercise price
April 4, 2017	3,850,000	$0.065
June 2, 2017	20,000,000	$0.265
June 21, 2017	1,540,000	$0.075
June 2, 2017	4,542,832	$0.075
November 11, 2020(1)	18,672,000	$0.150
	48,142,832

 (1)  The exercise price for these warrants is $0.15 until November 11, 2018 and then $0.20 until November 11, 2020.

17.

SHARE-BASED PAYMENTS

Option Plan Details

The Company has a stock option plan that has been ratified and approved by the shareholders of the Company in November 2015 (the “Plan”). The Plan allows the Board of Directors to grant incentive stock options to the Company’s officers, directors, employees and consultants. The exercise price of stock options granted is determined by the Board of Directors at the time of the grant in accordance with the terms of the Plan and the policies of the TSX-V. Options vest on the date of granting unless stated otherwise. Options granted to investor relations consultants vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

The following is a summary of changes in options for the period ended August 31, 2016:

				During the period
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Expired / forfeited	Closing balance	Vested and exercisable
Aug 20, 2015	Aug 19, 2017	$0.21	70,000	-	-	(70,000)	-	-
Jan 15, 2009	Jan 14, 2019	$0.19	720,000	-	-	-	720,000	720,000
Jun 29, 2011	Jun 28, 2021	$0.30	75,000	-	-	-	75,000	75,000
Jan 17, 2012	Jan 16, 2022	$0.25	25,000	-	-	-	25,000	25,000
Jun 20, 2012	Jun 19, 2022	$0.21	1,305,000	-	-	-	1,305,000	1,305,000
Jul 11, 2012	Jul 10, 2022	$0.21	185,000	-	-	-	185,000	185,000
Dec 3, 2012	Dec 2, 2022	$0.22	250,000	-	-	-	250,000	250,000
Dec 18, 2013	Dec 17, 2023	$0.22	2,360,000	-	-	-	2,360,000	2,360,000
Jan 15, 2014	Jan 14, 2024	$0.22	45,000	-	-	-	45,000	45,000
Jun 5, 2014	Jun 4, 2024	$0.26	40,000	-	-	-	40,000	40,000
			5,075,000	-	-	(70,000)	5,005,000	5,005,000
Weighted average exercise price			$0.21	-	-	$0.21	$0.21	$0.21

18

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

17.

SHARE-BASED PAYMENTS – cont’d

Fair Value of Options Issued During the Period

There were no options granted during the periods ended August 31, 2016 and 2015.

The weighted average remaining contractual life of the options outstanding at August 31, 2016 is 6.05 years.

Expenses Arising from Share-based Payment Transactions

Total expenses arising from share-based payment transactions recognized during the period ended August 31, 2016 as part of share-based payments expense were $Nil (2015: $4,680).

As of August 31, 2016 there were no unrecognized compensation costs related to unvested share-based payment awards (November 30, 2015: $Nil).

Amounts Capitalized Arising from Share-based Payment Transactions

There were no expenses arising from share-based payment transactions that were capitalized during the periods ended August 31, 2016 and 2015.

18.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the period ended August 31, 2016 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Radius	Shared office, administrative, and personnel costs
Gold Group Management Inc. (“Gold Group”)	Shared office, administrative, and personnel costs
Medgold Resources Corp. (“Medgold”)	Shared personnel costs
Mill Street Services Ltd. (“Mill Street”)	Management services

Related party transactions for the periods ended August 31, 2016 and 2015, in addition to related party transactions disclosed elsewhere in the condensed consolidated interim financial statements, comprise the following:

a)

The Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs consisting of the following:

	Three months ended August 31,		Nine months ended August 31,
	2016	2015	2016	2015
Office and miscellaneous	$ 9,271	$ 10,069	$ 29,605	$ 32,436
Regulatory and stock exchange fees	400	-	7,316	5,971
Rent and utilities	17,942	21,172	58,123	52,480
Salaries and benefits	25,165	49,479	99,989	129,602
Shareholder communication	2,391	7,327	5,070	22,839
Travel and accommodation	5,161	3,102	25,565	25,824
	$ 60,330	$ 91,149	$ 225,668	$ 269,152

19

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

18.

RELATED PARTY TRANSACTIONS – cont’d

Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits include those for the Chief Financial Officer and Corporate Secretary.

b)

During the period ended August 31, 2016, the Company was reimbursed by Medgold, a company with common directors and officers, a total of $9,150 for shared personnel and administrative costs (2015: $7,200).

c)

During the period ended August 31, 2016, the Company was reimbursed by Radius, a company with common directors and officers, a total of $3,276 for shared personnel and administrative costs (2015: $Nil).

Prepaid expenses and deposits as of August 31, 2016 include $4,122 (November 30, 2015: $6,186) paid to Gold Group.

Long term deposits as of August 31, 2016 consists of $61,000 (November 30, 2015: $61,000) paid to Gold Group which are related to the shared administrative services agreement with Gold Group. Upon termination of the agreement, the deposits, less any outstanding amounts owing to Gold Group, are to be refunded to the Company.

Amounts due from related parties as of August 31, 2016 consist of $Nil (November 30, 2015: $Nil) owing from Medgold and $Nil (November 30, 2015: $Nil) owing from Radius. The amounts owing from Medgold and Radius were unsecured, non-interest bearing and due on demand.

Accounts payables and accrued liabilities as of August 31, 2016 includes $33,075 (November 30, 2015: $3,675) owing to the Chief Executive Officer for accrued management fees, $51,000 (November 30, 2015: $Nil) owing to the President for accrued management and geological fees, and $17,235 (November 30, 2015: $17,467) owing to two Directors for expense reimbursements.

The amounts due to related party as of August 31, 2016 consists of $170,942 (November 30, 2015: $22,058) owing to Gold Group. The amount owing is partially secured by a deposit and is interest bearing if not paid within a certain period.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended August 31,		Nine months ended August 31,
	2016	2015	2016	2015
Management fees	$ 25,500	$ 25,500	$ 56,500	$ 76,500
Geological fees	36,000	36,000	60,000	108,000
Salaries and benefits	23,575	40,091	95,532	110,713
	$ 85,075	$ 101,591	$ 212,032	$ 295,213

There were no share-based payments made to directors not specified as key management personnel during the periods ended August 31, 2016 and 2015.

Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the periods ended August 31, 2016 and 2015.

20

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

19.

DISCONTINUED OPERATIONS

There were no discontinued operations for the period ended August 31, 2016.

In September 2015, the Company sold its 100% interest in its Mexican subsidiaries, Minera Oro Pacific, S.A. de C.V. and Servicios Oro Pacifica, S.A. de C.V. which is the only operation presented as discontinued operation during the period ended August 31, 2015.

Results of discontinued operations

	Three months ended August 31,	Nine months ended August 31,
	2015	2015

Foreign exchange gain	$ 59,785	$ 88,627
Expenses other than finance costs	(744)	(7,524)
Income for the period	$ 59,041	$ 81,103

Earnings per share from discontinued operations

	Three months ended August 31,	Nine months ended August 31,
	2015	2015

Basic and diluted income per share	$0.00	$0.00

Weighted average number of shares outstanding, basic and diluted	97,236,380	83,979,639

Statement of cash flows

Statement of cash flows	Three months ended August 31,	Nine months ended August 31,
	2015	2015

Operating activities	$ -	$ (5,263)
Net cash used in discontinued operations	$ -	$ (5,263)

21

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

20.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to precious metals exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada and Peru.

Details of identifiable assets by geographic segments are as follows:

Six months ended August 31, 2016	Canada	Peru	Total
Exploration expenditures	$ -	$ 1,321,432	$ 1,321,432
Amortization	2,606	25,906	28,512
Interest and other income	4,458	-	4,458
Net loss	(957,485)	(798,547)	(1,756,032)

	Continuing operations
Six months ended August 31, 2015	Canada	Peru	Total continuing operations	Discontinued operations
Exploration expenditures	$ -	$ 3,224,694	$ 3,224,694	$ -
Amortization	2,924	10,034	12,958	2,261
Interest and other income	2,009	-	2,009	-
Net income (loss)	(1,461,670)	(3,246,758)	(4,708,428)	81,103
Capital expenditures*	-	7,191,079	7,191,079	-

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at August 31, 2016	Canada	Peru	Total
Total current assets	$ 529,744	$ 871,506	$ 1,404,250
Total non-current assets	71,633	10,534,756	10,606,389
Total assets	$ 601,377	$ 11,406,262	$ 12,007,639
Total current liabilities	$ 1,058,137	$ 52,183	$ 1,110,320
Total non-current liabilities	4,260,274	3,573,170	7,833,444
Total liabilities	$ 5,318,411	$ 3,625,353	$ 8,943,764

As at November 30, 2015	Canada	Peru	Total
Total current assets	$ 1,998,260	$ 300,530	$ 2,298,790
Total non-current assets	74,239	10,536,691	10,610,930
Total assets	$ 2,072,499	$ 10,837,221	$ 12,909,720
Total current liabilities	$ 5,501,254	$ 111,090	$ 5,612,344
Total non-current liabilities	-	3,527,718	3,527,718
Total liabilities	$ 5,501,254	$ 3,638,808	$ 9,140,062

22

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

21.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. As at August 31, 2016, the Company is exposed to foreign currency risk and interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in Canada and Peru. The Company monitors this exposure, but has no hedge positions.

As at August 31, 2016, the Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than the Canadian dollar:

	August 31, 2016		November 30, 2015
	Peru Soles	US Dollars	Peru Soles	US Dollars
	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)
Cash	$ 107,233	$ 2,267	$ 204,552	$ 94,782
Taxes receivable	94,197	-	64,336	-
Other receivables	1,154	-	1,102	-
Liabilities	(52,184)	(5,228,629)	(111,093)	(5,604,601)
	$ 150,400	$ (5,226,362)	$ 158,897	$ (5,509,819)

23

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

21.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – cont’d

Based on the above net exposures at August 31, 2016, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an increase or decrease of approximately $508,000 (November 30, 2015: $535,100) in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its term debt and cash. As the Company’s cash is currently held in an interest bearing bank account and the Company’s term debt is subject to a fixed interest rate, management considers the interest rate risk to be limited.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and other receivables. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company does not have cash that is invested in asset based commercial paper. For other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At August 31, 2016, the Company had working capital of $290,930 (November 30, 2015: working capital deficiency of $3,313,554). All of the Company’s financial liabilities as of August 31, 2016, other than the Sprott Loan, have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The statement of financial position carrying amounts for cash, receivables, accounts payables and accrued liabilities, due to related parties, and current portion of term debt approximates fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company did not have any financial instruments in Level 1, 2 or 3. There were no transfers between levels in the period.

24

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

22.

CAPITAL MANAGEMENT

The Company monitors its cash, Sprott Loan debt, common shares, warrants and stock options as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to explore new mineral property opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it in order to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are primarily in the exploration stage, and as such, the Company is dependent on external financing to fund any future activities. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended August 31, 2016.  As at August 31, 2016, the Company was in compliance with the Sprott Loan capital requirements. The Company’s investment policy is to hold cash in interest bearing bank accounts and/or highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. The Company does not expect its current capital resources to be sufficient to cover its general and administrative costs, settle its debt obligations, and fund its proposed exploration programs through the next twelve months. As such, the Company will need to raise additional capital. Actual funding requirements may vary from those planned due to a number of factors, including the progress of property acquisition and exploration activity. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

23.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the period ended August 31, 2016, cash paid for loan interest totaled $417,428 (2015: $281,291).

During the periods ended August 31, 2016 and 2015, there was no cash paid for income taxes.

Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the condensed consolidated interim statements of cash flows.

During the period ended August 31, 2016, the Company issued 2,740,340 common shares with a value of $274,034 as a financing fee (2015: issued 1,018,554 common shares with a value of $218,989).

24.

CONTINGENT LIABILITY

In 2014, JPQ entered into an agreement with Fosfatos Del Pacifico, S.A. (“Fospac”) to grant Fospac the right of easement on a strip of land located on the Bayovar 12 Project. The easement is valid from June 10, 2014 until May 7, 2039.

As consideration, Fospac paid 1,800,000 Soles in 2014. Pursuant to the agreement, if JPQ returns or loses the concession or surface rights to the Bayovar 12 Project within the first five years of the agreement, JPQ must refund Fospac 80% of the consideration and within the fifth and tenth year, refund 50% of the consideration.  There is no refund obligation after the tenth year.

25

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended August 31, 2016

(Expressed in Canadian Dollars)

25.

CHANGE IN PRESENTATION

The Company has reclassified certain prior period expenses and cash flows to conform to the current period presentation of expenses and cash flows.

26.

EVENTS AFTER THE REPORTING DATE

Subsequent to August 31, 2016, the following events which have not been disclosed elsewhere in these financial statements have occurred:

a)

A total of 1,003,384 share purchase warrants with an exercise price of $0.065 were exercised for gross proceeds of $65,220.

26